FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company dated February 22, 2023 titled “Performance Shipping Inc. Announces Results of 2023 Annual General Meeting of Shareholders.”

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company dated February 23, 2023 titled “Performance Shipping Inc. Reports Record Fourth Quarter and Full Year 2022 Net Income of $23.8 Million and $36.3 Million, Respectively.”

Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company dated February 27, 2023 titled “Performance Shipping Inc. Announces Termination of At-the-Market Offering.”

The information contained in this Report, excluding the statement in Exhibit 99.2 attributed to the Company’s Chief Executive Officer, is hereby incorporated by reference into is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022 and the Company’s registration statement on Form F-3 (File No. 333-269449), filed with the SEC with an effective date of February 8, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (Registrant)
Dated: February 27, 2023
/s/ Andreas Michalopoulos
By: Andreas Michalopoulos Chief Executive Officer